                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
       U.S. Dollar 100,000,000 Callable Fixed Rate Step-Up Notes of 2003,
                                due July 3, 2013






                    Filed pursuant to Rule 3 of Regulation BW






                               Dated: July 9, 2003


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        The following information regarding the U.S. Dollar 100,000,000 Callable
Fixed Rate Step-Up Notes of 2003, due July 3, 2013 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of the Pricing Supplement, attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 100,000,000 Callable Fixed Rate Step-Up Notes of 2003, due July 3, 2013.

               (b) The interest rate will be a fixed rate of 3.25 percent for the period from July 3, 2003 to July 3, 2006, 3.50 percent for the period from July 3, 2006 to July 3, 2007, 3.75 percent for the period from July 3, 2007 to July 3, 2008, 4.00 percent for the period from July 3, 2008 to July 3, 2009,
4.25 percent for the period from July 3, 2009 to July 3, 2010, 4.50 percent for the period from July 3, 2010 to July 3, 2011, 5.00 percent for the period from July 3, 2011 to July 3, 2012, and 6.00 percent for the period from July 3, 2012 to July 3, 2013. The interest payment dates will be each July 3, commencing on July 3, 2004 and ending on July 3, 2013.

               (c) Maturing July 3, 2013. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each July 3, commencing on July 3, 2004 and ending on July 3, 2012, with 10 London and New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.


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               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               As of June 30, 2003, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Limited and Prudential-Bache International Limited as managers (together, the "Managers"), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 100,000,000 at 100.00% of par. The Notes are offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes was expected to be made on or about July 3, 2003.

               The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts           Proceeds to the
              Public                  and Commissions                Bank(1)
             --------                -----------------           ---------------
        Per Unit: 100.00%                     N/A                     100.00%
      Total: USD 100,000,000                  N/A                 USD 100,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               A.      Pricing Supplement, dated as of June 30, 2003.
               B.      Terms Agreement, dated as of June 30, 2003.


---------------------
(1)   Without deducting expenses of the Bank, which are not yet known.

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                                                                       EXHIBIT A


PRICING SUPPLEMENT


                                [WORLD BANK LOGO]



              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2600


                                 US$100,000,000
               CALLABLE FIXED RATE STEP-UP NOTES DUE JULY 3, 2013






                                 MORGAN STANLEY
                                PRUDENTIAL-BACHE



              THE DATE OF THIS PRICING SUPPLEMENT IS JUNE 30, 2003


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This document ("PRICING SUPPLEMENT") is issued to give details of an issue by
International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:


1        No.:                                              2600

2        Aggregate Principal Amount:                       US$100,000,000

3        Issue Price:                                      100.00 per cent. of the Aggregate Principal
                                                           Amount

4        Issue Date:                                       July 3, 2003

5        Form of Notes (Condition 1(a)):                   Registered Notes only

6        Authorized Denominations                          US$10,000
         (Condition 1(b)):

7        Specified Currency (Condition 1(d)):              United States dollars ("US$")

8        Maturity Date (Conditions 1(a) and 6(a)):         July 3, 2013

9        Interest Basis (Condition 5):                     Fixed Interest Rate (Condition 5(I))

10       Fixed Interest Rate (Condition 5(I)):

         (a)      Interest Rate:                           3.25 per cent. per annum in respect of the period
                                                           beginning on (and including) the Issue Date and
                                                           ending on (but excluding) July 3, 2006;

                                                           3.50 per cent. per annum in respect of the period
                                                           beginning  on (and including) July 3, 2006 and
                                                           ending on (but excluding) July 3, 2007;

                                                           3.75 per cent. per annum in respect of the period
                                                           beginning on (and including) July 3, 2007 and
                                                           ending on (but excluding) July 3, 2008;

                                                           4.00 per cent. per annum in respect of the period
                                                           beginning on (and including) July 3, 2008 and
                                                           ending on (but excluding) July 3, 2009;


                                                           4.25 per cent. per annum in respect of the period
                                                           beginning on (and including) July 3, 2009 and
                                                           ending on (but excluding) July 3, 2010;

                                                           4.50 per cent. per annum in respect of the period
                                                           beginning on (and including) July 3, 2010 and
                                                           ending on (but excluding) July 3, 2011;

                                                           5.00 per cent. per annum in respect of the period
                                                           beginning on (and including) July 3, 2011 and
                                                           ending on (but excluding) July 3, 2012; and

                                                           6.00 per cent. per annum in respect of the period
                                                           beginning on (and including) July 3, 2012 and
                                                           ending on (but excluding) the Maturity Date

         (b) Fixed Rate Interest Payment Dates:            3 July in each year commencing on July 3, 2004,
                                                           and ending on the Maturity Date

         (c) Fixed Rate Day Count Fraction:                30/360, as provided in Condition 5(I)(b)

11       Relevant Financial Centre:                        New York

12       Relevant Business Day:                            New York and London

13       Issuer's Optional Redemption                      Yes
         (Condition 6(e)):

         (a)  Notice Period:                               Not less than 10 Relevant Business Days

         (b)  Amount:                                      All and not less than all

         (c)  Date(s):                                     Each Fixed Rate Interest Payment Date commencing
                                                           on 3 July 2004 and ending on 3 July 2012

         (d)  Early Redemption Amount (Bank):              Principal amount of the Notes to be redeemed

         (e)      Notices:                                 As long as the Notes are represented by a DTC
                                                           Global Note and the DTC Global Note is
                                                           being held on behalf of a clearing system,
                                                           notwithstanding Condition 13, notices
                                                           to Noteholders may be given by delivery of
                                                           the relevant notice to that clearing
                                                           system for communication by it to entitled
                                                           accountholders, provided that so long
                                                           as the Notes are listed on the Luxembourg
                                                           Stock Exchange, and the rules of the exchange
                                                           so require, notice shall be published in
                                                           a leading daily newspaper in either French
                                                           or German language and of general circulation
                                                           in Luxembourg

                                                           Any notice delivered to a clearing system in
                                                           accordance with the preceding sentence shall be
                                                           deemed to have been given to the Noteholders on
                                                           the day on which such notice is delivered to the
                                                           clearing system

14       Redemption at the option of the Noteholders       No
         (Condition 6(f)):

15       Long Maturity Note (Condition 7(f)):              No

16       Talons for Future Coupons to be attached to       No
         Definitive Bearer Notes (Condition 7(h)):

17       Early Redemption Amount (including accrued        Principal amount of the Notes to be redeemed plus
         interest, if applicable) (Condition 9):           accrued interest thereon

18       Governing Law of the Notes:                       English

OTHER RELEVANT TERMS

1        Listing (if yes, specify Stock Exchange):         Luxembourg Stock Exchange

2        Details of Clearance System approved by the       DTC, Clearstream Banking, societe anonyme and
         Bank and the Global Agent and Clearance and       Euroclear Bank S.A./N.V., as operator of the
         Settlement Procedures:                            Euroclear System. Payment for the Notes will be
                                                           on a delivery versus payment basis

3        Syndicated:                                       Yes

4        If Syndicated:

         (a)  Liability:                                   Joint and Several

         (b)  Lead Managers:                               Morgan Stanley & Co. International Limited
                                                           Prudential-Bache International Limited

         (c)  Stabilising Manager:                         Not Applicable

5        Commissions and Concessions:                      Combined management, underwriting and selling
                                                           commission of 0.50 per cent. of the Aggregate
                                                           Principal Amount

6        Codes:

         (a)  CUSIP                                        45905UCW2

         (b)  ISIN                                         US45905UCW27

         (c)  Common Code                                  017031511

7        Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited
                                                           Prudential-Bache International Limited


8        Provisions for Registered Notes:

         (a)  Individual Definitive Registered Notes       No. Interests in the DTC Global Note will be
              Available on Issue Date:                     exchangeable for definitive Registered Notes only
                                                           in the limited circumstances described in the
                                                           Prospectus

         (b)  DTC Global Note(s):                          Yes; one

         (c)  Other Registered Global Notes:               No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 17, 2002.

The following additional selling restrictions shall apply to the issue:

United Kingdom:                                            Each Dealer is required to comply with all
                                                           applicable provisions of the Financial Services and
                                                           Markets Act 2000 with respect to anything done by
                                                           it in relation to the Notes in, from or otherwise
                                                           involving the United Kingdom

                                                           INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                                           DEVELOPMENT

                                                           By:

                                                           Authorised Officer


                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                               1818 H Street, N.W.
                             Washington, D.C. 20433




                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA




                   LISTING AND SPECIAL AGENT AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg




                          LEGAL ADVISERS TO THE MANAGER
                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ

                                                                       EXHIBIT B


                            TERMS AGREEMENT NO. 2600
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY


June 30, 2003

International Bank for Reconstruction
and Development (the "BANK")
1818 H Street, N.W.
Washington, D.C. 20433


Each of the undersigned agrees to purchase from you the Bank's US$100,000,000 Callable Fixed Rate Step-up Notes due July 3, 2013 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on July 3, 2003 (the "SETTLEMENT DATE") at an aggregate purchase price of US$99,500,000 (the "PURCHASE PRICE") (being the sum of 100.00 per cent. of the aggregate principal amount of the Notes less a combined management, underwriting and selling commission of 0.50 per cent. of the aggregate principal amount of the Notes), on the terms set forth herein and in the standard provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the prospectus dated October 7, 1997 (the "PROSPECTUS"), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to each of the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to each of the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following additional terms shall apply to the offering:

1 The Bank agrees that it will issue the Notes and the Managers named below jointly and severally agree to purchase the Notes at the Purchase Price.

2 The Purchase will be paid on the Settlement Date by Morgan Stanley & Co. International Limited ("MORGAN STANLEY") on behalf of the Managers (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which each of the undersigned acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

6 For purposes hereof, the notice details of the undersigned are as follows:

         c/o  Morgan Stanley & Co. International Limited
              25 Cabot Square
              Canary Wharf
              London E14 4QA


         Attention:        Head of Transaction Management Group -
                           Global Capital Markets
         Telephone:        +44 (0)20 7677 7799
         Telex:            8812564 MORSTN G
         Fax:              +44 (0)20 7677 7999

7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by and construed in accordance with the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:




PRUDENTIAL-BACHE INTERNATIONAL LIMITED

By its authorised attorney:




CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title: